

April 21, 2021

Eric Singer
Investment Manager
VIEX Opportunities Fund, LP – Series One
323 Sunny Isles Blvd, Suite 700
Sunny Isles Beach, Florida 33160

      Re: KVH Industries, Inc.
               PRRN14A preliminary proxy statement filing made on Schedule 14A
               Filed on April 20, 2021 by VIEX Opportunities Fund, LP – Series One et al.
               File No. 000-28082

Dear Mr. Singer,

      We have reviewed the above-captioned filing, and have the following comments. Our comments may ask for additional information so that we may better understand the disclosure.

      Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Amendment No. 1 to Preliminary Proxy Statement filed on Schedule 14A

Reasons for the Solicitation, page 6

1. Please refer to the following statement: "The even longer term performance over the past ten- and fifteen-year periods puts in bold the underperformance of KVHI under the leadership of this Board." This contention implies that the KVHI's performance over the past "ten- and fifteen-year periods" is attributable to the current members of the board. Unless all of the registrant's board members have served the duration of the cited periods, please revise to qualify or correct the contention that the current board has been in place and provided uninterrupted leadership over the entire period.

The Investor Group's Nominees Possess [ ] Fresh Perspectives…, page 8

2. Please refer to the following assertion: "[o]ur Nominees will bring a much needed stockholder's perspective into the boardroom…" Given that Mr. Mutch, one of the director nominees, does not beneficially own any securities of KVHI and has not entered into any transactions in the registrant's securities during the past two years, the quoted assertion appears insupportable. Please revise or advise.

3. The assertion that a shareholder perspective in the boardroom is "much needed" implies that, at present, a shareholder perspective is absent. On April 9, 2020, however, KVHI disclosed that in a Form 8-K that it had appointed a Mr. Tavares to the board pursuant to an agreement with a sizable shareholder named Vintage Capital Management LLC. Accordingly, please revise to remove the implication that the boardroom is devoid of shareholder perspective.

Stockholder Proposals, page 19

4. Please refer to the following excerpt: "[i]f the 2022 annual meeting of stockholders is held before the Specified Date, and if the Company were to give less than 105 days' notice or prior public disclosure of the date of that meeting, then the stockholder's notice must be delivered to or mailed and received at our principal executive offices…" Notwithstanding the earlier, opening reference in the paragraph in which this quote appears that places the quoted excerpt in the context of the KVHI's proxy statement, the text cited, in the absence of quotations, could convey the erroneous impression that the notice should be delivered to VIEX's offices. To limit the potential for any shareholder confusion, please revise.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Elizabeth Gonzalez-Sussman, Esq.